Exhibit 8.1

LIST OF SUBSIDIARIES

	Jurisdiction of
	Incorporation or Organization	Percentage of Ownership
Name of Subsidiary
China Information Technology Holdings Limited	British Virgin Islands	100%
Information Security Technology International Co., Limited	Hong Kong	100%
TopCloud Software (China) Co., Ltd.	PRC	100%
Information Security Technology (China) Co., Ltd.	PRC	100%
Information Security IoT Tech. Co., Ltd.	PRC	100%
iASPEC Technology Group Co., Ltd. (“iASPEC”)	PRC	Variable interest entity
Biznest Internet Tech. Co., Ltd.	PRC	100% by iASPEC
Shenzhen Taoping Internet Tech Co., Ltd.	PRC	100% by iASPEC
iASPEC Bocom IoT Tech. Co., Ltd.	PRC	100% by iASPEC